Exhibit 99.99

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS RECEIVES CANADA’S TOP 10 MOST ADMIRED CORPORATE CULTURES AWARD

Vancouver, British Columbia, Canada - November 18, 2010, - Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) (“Coastal Contacts”or “Coastal”), the leading online retailer of contact lenses and prescription eyeglasses and its Canadian subsidiary Clearly Contacts.ca, today announced that it had been selected as one of Canada’s 10 Most Admired Corporate Cultures of 2010. Coastal was honored in the Best Emerging Organization category by the Waterstone Group.

“We are honored to be included in the Waterstone Group list as one of Canada’s Top 10 Most Admired Corporate Cultures,” stated Roger Hardy, Coastal’s Founder and CEO. “Our success at Coastal is directly linked to our ability to attract and retain the highest calibre employees who share our vision of changing the way the world buys glasses and contacts. Culture is a key ingredient in keeping our performance oriented team aligned as we continue to scale and this award is a great achievement for our group.”

Canada’s Top 10 Most Admired Corporate Cultures of 2010 are:

Aeroplan LP

Blinds to Go Inc.

Canadian Western Bank

Desjardins Group

Discount Car and Truck Rentals

Flight

HOOPP — Healthcare of Ontario Pension Plan

Maple Leaf Foods

Procter & Gamble Canada

The Home Depot Canada

Two organizations were chosen in special categories:

Special Category National Award — Best Emerging Organization:

Coastal Contacts Inc/Clearly Contacts.ca

Special Category National Award — Broader Public Sector:

The Princess Margaret Hospital Foundation

About Canada’s 10 Most Admired Corporate Cultures™:

Since 2005, the Canada’s 10 Most Admired Corporate Cultures™ program has recognized leading Canadian organizations for having a culture that has helped them enhance performance and sustain a competitive advantage. This popular program begins in the spring of each year with the Canadian Corporate Culture Study™ and culminates in regional and national awards events. Canada’s 10 Most Admired Corporate Cultures ™ is founded and presented by Waterstone Human Capital, a leading professional recruitment, executive search and human resource consulting services firm based in Toronto. For more information on the award visit www.canadasmostadmired.com

About Coastal Contacts:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of contact lenses and eyeglasses. Coastal’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Examples of forward looking statements in this press release include but are not limited to statements relating to the number of new customers who will return to purchase products from us in the future and our future marketing plans.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly.

Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.